Exhibit 12.1

ATP Oil & Gas Corporation

Statement Re Computation of Ratios

Amounts in $000’s, except as noted

Calculation of ratio of earnings to fixed charges and earnings to combined fixed charges and preference dividends per Reg S-K, Item 503(d):

	Year Ended December 31,
	2007	2008	2009	2010	2011
Net income (loss)	$48,620	$121,705	$(35,581)	$(322,046)	$(165,277)
Income taxes	(631)	49,973	(22,534)	(36,273)	18,068

Pre-tax income (loss) from continuing operations	47,989	171,678	(58,115)	(358,319)	(147,209)
Add:
Interest expense, net	121,302	100,729	40,884	222,104	326,411
Less:
Noncontrolling interest in pre-tax income of ATPIP	—	—	(13,380)	(23,851)	(40,957)

Earnings	$169,291	$272,407	$(30,611)	$(160,066)	$138,245

Interest incurred (expensed and capitalized)	$129,319	$145,300	$150,947	$275,358	$355,657

Fixed charges	$129,319	$145,300	$150,947	$275,358	$355,657

Preference security dividends (pre-tax)	—	—	4,394	17,305	28,589

Combined fixed charges and preference dividends	$129,319	$145,300	$155,341	$292,662	$384,246

Ratio of Earnings to Fixed Charges	1.31 x	1.87 x	-0.20 x	-0.58 x	0.39 x
Ratio of Earnings to Fixed Charges and Preference Dividends	1.31 x	1.87 x	-0.20 x	-0.55 x	0.36 x

Shortfall - ratio of earnings to fixed charges - $ millions	$—	$—	$181.6	$435.4	$217.4
Shortfall - ratio of earnings to fixed charges and Preference Dividends - $ millions	$—	$—	$186.0	$452.7	$246.0